Exhibit 99.2

SCHEME IMPLEMENTATION AGREEMENT

AVITA Medical Limited

AVITA Therapeutics, Inc.

KPMG Law

KPMG

International Towers Sydney 3

300 Barangaroo Avenue

Sydney NSW 2000

ABN 78 399 289 481 | DX1056 Sydney

Liability limited by a scheme approved under Professional Standards Legislation

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3

2.	SCHEME	8

3.	OPTIONS, RSUS AND WARRANTS IN AVITA AUSTRALIA	10

4.	CONDITIONS	11

5.	GENERAL OBLIGATIONS OF PARTIES	13

6.	AVITA AUSTRALIA OBLIGATIONS	13

7.	AVITA US OBLIGATIONS	15

8.	ANNOUNCEMENT	17

9.	TERMINATION	17

10.	REPRESENTATIONS AND WARRANTIES	18

11.	RELEASE	19

12.	COSTS AND STAMP DUTY	19

13.	GST	19

14.	NOTICES	20

15.	AMENDMENT AND ASSIGNMENT	21

16.	GENERAL	21

DATED    20 April 2020

PARTIES

AVITA Medical Limited ACN 058 466 523 of Level 7, 330 Collins Street, Melbourne, 3000, Victoria, Australia (Avita Australia)

AVITA Therapeutics, Inc., a company incorporated in the State of Delaware in the United States of America, with a principal business address of 28159 Avenue Stanford, Suite 220, Valencia, California 91355 (Avita US)

RECITALS

A.	Avita Australia is an Australian public company listed on the ASX (as its primary listing) and on NASDAQ (as its secondary listing).

B.	The Avita Australia securities quoted for trading on the ASX are Avita Australia Shares, and the Avita Australia securities quoted for trading on NASDAQ are Avita Australia ADSs.

C.	Avita US is a company incorporated in Delaware in the United States, which has been established for the purpose of effecting a redomiciliation of the Avita Group to the United States.

D.

The Avita Group wishes to effect a redomiciliation from Australia to the United States by Avita US acquiring all of the Avita Australia Shares by way of a scheme of arrangement between Avita Australia and the Avita Australia Shareholders under Part 5.1 of the Corporations Act.

E.	Avita Australia and Avita US propose to implement the Scheme on the terms and conditions of this agreement.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

The following definitions apply in this agreement, unless the context requires otherwise:

ADS means an American Depositary Share.

ADS Depositary means The Bank of New York Mellon.

ADS Holder means a holder of Avita Australia ADSs.

Announcement means an announcement, press release or other public statement (other than a draft explanatory statement, an explanatory statement or a supplementary explanatory statement as required under Part 5.1 of the Corporations Act).

ASIC means the Australian Securities and Investments Commission.

ASIC Policy means the regulatory policies (including regulatory guides) issued by ASIC as at the date of this agreement setting out its policy in relation to (among other things) the interpretation and enforcement of relevant sections of the Corporations Act.

ASX means ASX Limited (ABN 98 008 624 691) or the securities market which it operates, as the context requires.

ASX Settlement means ASX Settlement Pty Limited (ABN 49 008 504 532) as the holder of a licence to operate a clearing and settlement facility.

ASX Settlement Operating Rules means the operating rules of the clearing and settlement facility operated by ASX Settlement for the time being and from time to time, as modified by any express written exemption or waiver given by ASX or ASX Settlement.

ATO means the Australian Taxation Office.

ATO Class Ruling means the class ruling which Avita Australia will seek from the ATO to the effect that Australian resident Scheme Participants who hold their Avita Australia Shares (or Australian resident ADS Holders who hold their Avita Australia ADSs) on capital account and who make a capital gain from the exchange of their Avita Australia Shares (or Avita Australia ADSs) for Avita US Shares or Avita US CDIs under the Scheme will be eligible for scrip-for-scrip roll-over relief under the relevant Australian tax laws.

Authorisation means:

(a)

an approval, authorisation, consent, declaration, exemption, licence, notarisation, permit or waiver (however it is described), including any amendment or renewal and any condition attaching to it by or from a Government Authority; and

(b)	in relation to anything that could be prohibited or restricted by law if a Government Authority acts in any way within a specified period, the expiry of that period without that action being taken.

Authorised Nominee means CHESS Depositary Nominees Pty Limited (ACN 071 346 506, Australian Financial Services Licence number 254514), an approved general participant of ASX Settlement and a wholly-owned subsidiary of ASX.

Avita Australia means AVITA Medical Limited ACN 058 466 523.

Avita Australia ADS means an ADS representing 20 Avita Australia Shares, which trade on NASDAQ under the ticker code “RCEL”.

Avita Australia Share means an issued fully paid ordinary share in the capital of Avita Australia.

Avita Australia Shareholder means a person entered in the Register as the holder of one or more Avita Australia Shares.

Avita Australia Shareholder Approval means the Scheme Resolution being passed by the majorities of Avita Australia Shareholders required under section 411(4)(a)(ii) of the Corporations Act.

Avita Group means Avita Australia and its Subsidiaries and, after implementation of the Scheme, Avita US and its Subsidiaries.

Avita US means AVITA Therapeutics, Inc..

Avita US CDI means a CDI representing a beneficial interest in 1/5 of an Avita US Share.

Avita US Share means a fully paid share of voting common stock in the capital of Avita US.

Business Day means a day that is not a Saturday, Sunday or a public holiday or bank holiday in Melbourne, Australia.

CDI means a CHESS Depositary Interest, being a unit of beneficial ownership in a share that is registered in the name of the Authorised Nominee in accordance with the ASX Settlement Operating Rules for the purpose of enabling that share to be recorded and transferred in accordance with those operating rules.

Condition means a condition precedent set out in clause 4.1.

Corporations Act means the Australian Corporations Act 2001 (Cth).

Court means the Federal Court of Australia or any other court of competent jurisdiction under the Corporations Act agreed in writing by Avita Australia and Avita US.

Deed Poll means the deed poll to be executed by Avita US substantially in the form of Schedule 3, pursuant to which Avita US covenants in favour of Scheme Participants to perform certain of its obligations under this agreement and certain steps attributed to it under the Scheme, with such amendments as are approved in accordance with its terms.

Effective means, in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Scheme becomes Effective.

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

FIRB means the Australian Foreign Investment Review Board.

First Court Hearing Date means the first day of the hearing of the Court of an application for an order under section 411(1) of the Corporations Act convening the Scheme Meeting.

Fractional Avita US Share has the meaning given in clause 2.7.

Government Authority means:

(a)	a government, whether foreign, federal, state, territorial or local;

(b)	a department, office or minister of a government (whether foreign, federal, state, territorial or local) acting in that capacity; or

(c)

a commission, delegate, instrumentality, agency, board, or other government, semi-government, judicial, administrative, monetary or fiscal authority, whether statutory or not and whether foreign, federal, state, territorial or local, and includes ASX, ASIC, NASDAQ, FIRB, the Takeovers Panel and any regulatory organisation established under statute.

GST has the same meaning as “GST” in A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Implementation means the implementation of the Scheme in accordance with its terms on the Scheme becoming Effective.

Implementation Date means the Business Day which is a minimum of one Business Day, but a maximum of five Business Days, after the Record Date, as Avita Australia and Avita US may agree in writing.

Independent Expert means BDO Corporate Finance Limited (ACN 010 185 725, Australian Financial Services Licence number 245513), being the independent expert in respect of the Scheme appointed by Avita Australia to consider whether the Scheme is in the best interests of Avita Australia Shareholders.

Independent Expert’s Report means a report prepared by the Independent Expert in accordance with ASIC Regulatory Guide 111 for inclusion in the Scheme Booklet.

Ineligible Shareholder means a Scheme Participant whose address, as shown in the Register (as at the Record Date), is in a place outside Australia, the United States, Hong Kong, New Zealand, the United Kingdom, France, Norway, Switzerland, the United Arab Emirates and Singapore (unless Avita Australia is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Avita US Shares or Avita US CDIs to that Scheme Participant and, in Avita US’s sole discretion, it is not unduly onerous or impractical for Avita US to issue Avita US Shares or Avita US CDIs to that Scheme Participant).

Listing Rules means the listing rules of ASX for the time being and from time to time.

NASDAQ means the NASDAQ Stock Market LLC.

Notice has the meaning given to it in clause 14.1.

Option means an option to subscribe for a share in a company, at a certain exercise price, within a certain exercise period (other than a Warrant).

Record Date means 7.00pm (Sydney time) on the day which is two Business Days after the Effective Date, or any other date (after the Effective Date) agreed by the parties to be the record date to determine entitlements to receive the Scheme Consideration under the Scheme.

Register means the register of members of Avita Australia.

Review Draft means the draft of the Scheme Booklet, which is provided to ASIC for approval under section 411(2) of the Corporations Act.

RSU means a restricted security unit of a company, being an unfunded and unsecured contractual entitlement to be issued or transferred a share in the company on a future date (after vesting of the entitlement).

Sale Agent means a person nominated by Avita US to sell the Scheme Consideration referrable to Selling Shareholders in accordance with clause 2.8.

Sale Securities has the meaning given in clause 2.8(a).

Scheme means the scheme of arrangement between Avita Australia and the Scheme Participants under which all of the Scheme Shares will be transferred to Avita US by Scheme Participants under Part 5.1 of the Corporations Act as described in the Scheme, in consideration for the provision of the Scheme Consideration to the Scheme Participants, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act to the extent they are approved in writing by Avita Australia and Avita US in accordance with the Scheme.

Scheme Booklet means the information booklet in respect of the Scheme to be approved by the Court and despatched to Avita Australia Shareholders to assist them in deciding how to vote on the Scheme, and includes the Scheme, a copy of the Deed Poll executed by Avita US, an explanatory statement (as that term is defined in section 412 of the Corporations Act), the Independent Expert’s Report and a notice of meeting and proxy form.

Scheme Consideration means the consideration payable by Avita US for the transfer of the Scheme Shares under the terms of the Scheme, being one Avita US Share (or five Avita US CDIs) for every 100 Avita Australia Shares held by a Scheme Participant on the Record Date, which will be satisfied in the manner set out in clause 2.4.

Scheme Meeting means the meeting of Avita Australia Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider the approval of the Scheme Resolution.

Scheme Participant means an Avita Australia Shareholder as at the Record Date, taking into account registration of all registrable transfers and transmission applications received by the Share Registry by the Record Date.

Scheme Resolution means a resolution of Avita Australia Shareholders to approve the Scheme under section 411(4)(a)(ii) of the Corporations Act.

Scheme Share means an Avita Australia Share held by a Scheme Participant as at the Record Date.

SEC means the U.S. Securities and Exchange Commission.

Second Court Hearing Date means the first day on which the Court hears the application for an order under section 411(4)(b) of the Corporations Act approving the Scheme or (if the application is adjourned or subject to appeal for any reason) the first day on which the adjourned or appealed application is heard.

Selling Shareholder has the meaning given in clause 2.8(a).

Share Registry means the person operating the Register, being Computershare Investor Services Pty Limited ACN 078 279 277.

Subsidiary has the meaning ascribed to it in the Corporations Act.

Sunset Date means 5.00pm on 31 December 2020 or such other date and time agreed in writing between the parties.

Takeovers Panel means the Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

Timetable means the timetable for the Implementation of the Scheme as set out in Schedule 1, subject to any modifications as the parties may agree in writing.

Treasurer means the Treasurer of the Commonwealth of Australia.

United States or US means the United States of America.

Warrant means an option to subscribe for a share in a company at an exercise price of $0.126 and with an expiry date of 31 December 2020.

1.2.	Interpretation

In the interpretation of this agreement, the following provisions apply unless the context otherwise requires:

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause, schedule or annexure is a reference to a clause of, or schedule or annexure to, this agreement.

(f)

A reference to an agreement or document (including a reference to this agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this agreement or that other agreement or document.

(g)	A reference to a person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h)

A reference to legislation (including subordinate legislation) or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i)	A reference to $ is to the lawful currency of Australia.

(j)	Words and phrases not specifically defined in this agreement have the same meanings (if any) given to them in the Corporations Act.

(k)	A reference to time is a reference to time in Melbourne, Australia.

(l)	The meaning of general words is not limited by specific examples introduced by including, for example, or similar expressions.

1.3.	Action by the next Business Day

If the day on or by which a person must do something under this agreement is not a Business Day, the person must do it on or by the next Business Day.

1.4.	Reasonable endeavours

A reference in this agreement to a party using or having an obligation to use reasonable endeavours does not oblige that party to:

(a)

pay money in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing) or in circumstances that are commercially onerous or unreasonable in the context of this agreement;

(b)	provide other valuable consideration to or for the benefit of any person; or

(c)	agree to commercially onerous or unreasonable conditions.

2.	SCHEME

2.1.	Agreement to propose and implement the Scheme

(a)

Avita Australia agrees to propose and implement the Scheme in accordance with Part 5.1 of the Corporations Act and applicable ASIC Policy and subject to the terms and conditions of this agreement, and to use reasonable endeavours to do so in accordance with the Timetable.

(b)

Avita US agrees to assist Avita Australia to propose and implement the Scheme in accordance with Part 5.1 of the Corporations Act and applicable ASIC Policy and subject to the terms and conditions of this agreement, and to use reasonable endeavours to do so in accordance with the Timetable.

2.2.	Outline of Scheme

Subject to and in accordance with the terms and conditions of this agreement and the Scheme, the parties agree that the Scheme Participants will be entitled to receive the Scheme Consideration, except that:

(a)

where a Scheme Participant would otherwise be entitled under the Scheme to receive a Fractional Avita US Share as part of its Scheme Consideration, the Scheme Participant will receive, in accordance with clause 2.8, the proceeds arising from the sale of that Fractional Avita US Share; and

(b)	Ineligible Shareholders will receive, in accordance with clause 2.8, the proceeds arising from the sale of the Scheme Consideration that they would otherwise be entitled to receive.

2.3.	No amendments to the Scheme without consent

Avita Australia must not consent to any amendment to, or modification of, or the imposition or making by the Court of any condition in respect of, the Scheme without the prior written consent of Avita US (which consent must not be unreasonably withheld).

2.4.	Provision of Scheme Consideration

Subject to clauses 2.7 and 2.8, Avita US agrees with Avita Australia that, in consideration of the transfer to Avita US of each Scheme Share held by a Scheme Participant under the terms of the Scheme, Avita US will (subject to the terms and conditions of this agreement, the Deed Poll and the Scheme) on the Implementation Date accept the transfer of the Scheme Shares and:

(a)

in the case of a Scheme Participant who holds Avita Australia Shares (other than the ADS Depositary, an Ineligible Shareholder or a Scheme Participant in respect of their entitlement to a Fractional Avita US Share), cause the Authorised Nominee to issue five Avita US CDIs to that Scheme Participant for every 100 Avita Australia Shares held by that Scheme Participant on the Record Date and issue to the Authorised Nominee (as depositary) the relevant number of Avita US Shares underlying such Avita US CDIs (being one Avita US Share for every five Avita US CDIs);

(b)

in the case of the Scheme Participant who is the ADS Depositary (who holds its Avita Australia Shares for the benefit of the ADS Holders), issue one Avita US Share to the ADS Depositary for every 100 Avita Australia Shares held by the ADS Depositary and procure the ADS Depositary to then, subject to compliance by the ADS Holders with the terms of the arrangements pursuant to which the ADS Depositary acts as depositary for ADS Holders, deliver (by way of exchange) such Avita US Shares to the ADS Holders on the basis of one Avita US Share for every five Avita Australia ADSs held by the ADS Holder on the Record Date; and

(c)

cause the Authorised Nominee to issue the Sale Securities to the Sale Agent in the form of Avita US CDIs in accordance with clauses 2.7 and 2.8 and issue to the Authorised Nominee (as depositary) one Avita US Share for every 5 Avita US CDIs to be issued to the Sale Agent.

2.5.	CDIs - registration and notices

(a)

On the Business Day prior to the Implementation Date, Avita Australia must procure that Avita US enters in its register of stockholders the name of the Authorised Nominee (as depositary) to hold the Avita US Shares underlying the Avita US CDIs to be issued in accordance with the Scheme.

(b)	After the satisfaction of the obligation of Avita Australia in clause 2.5(a), Avita Australia must procure that Avita US:

(i)

on the Implementation Date procures that the Authorised Nominee records in the register of Avita US CDIs each Scheme Participant who is to receive Avita US CDIs under the Scheme and issues Avita US CDIs to the Sale Agent in accordance with clause 2.8; and

(ii)

as soon as is reasonably practical despatches, or causes to be despatched, to each Scheme Participant who is to receive Avita US CDIs under the Scheme, a holding statement or confirmation advice in the name of that Scheme Participant representing the number of Avita US CDIs issued to that Scheme Participant.

2.6.	Avita US Shares - registration and notices

The obligation of Avita Australia to procure that Avita US issues Avita US Shares under clause 2.4 will be satisfied by Avita US, on the Implementation Date, procuring the entry in its register of stockholders of the name of each person who is to receive Avita US Shares.

2.7.	Fractional Avita US Shares

Where a Scheme Participant would otherwise be entitled under the Scheme to a fraction of an Avita US Share or a number of Avita US CDIs that will not be sufficient to equate to a whole Avita US Share as part of the Scheme Consideration (each a Fractional Avita US Share), the Scheme Participant’s Fractional Avita US Share will be aggregated with all other Fractional Avita US Shares and issued to the Sale Agent (in the form of Avita US CDIs) in accordance with clause 2.8.

2.8.	Sale facility

(a)

Where a Scheme Participant is an Ineligible Shareholder and/or is entitled to a Fractional Avita US Share (each, a Selling Shareholder), the number of Avita US Shares or Fractional Avita US Shares to which that Selling Shareholder would otherwise be entitled under the Scheme as part of the Scheme Consideration will be aggregated with those of all the other Selling Shareholders (together, the Sale Securities) and issued to the Sale Agent in the form of Avita US CDIs to be dealt with in accordance with clause 2.8(b). If the number of Sale Securities in aggregate do not represent a whole Avita US Share, then the number of Sale Securities will be rounded up to the next whole Avita US Share and be issued to the Sale Agent.

(b)	Avita US will procure that, after the Implementation Date, the Sale Agent must:

(i)

as soon as is reasonably practicable (and, in any case, within one month after the Implementation Date) offer all such Sale Securities for sale on the ASX in the form of Avita US CDIs in such manner, at such price and on such other terms as the Sale Agent determines in good faith and at the risk of the Selling Shareholders; and

(ii)

as soon as is reasonably practicable (and, in any case, within 10 Business Days after settlement of the last of those sales of Sale Securities) remit in Australian dollars the net proceeds to Avita US who will remit to each Selling Shareholder the same portion of the net proceeds of all such sales (after deduction of any applicable brokerage, stamp duty and other charges, fees and taxes) as the Sale Securities issued to the Sale Agent in respect of the Selling Shareholder bears to the total Sale Securities issued to and sold by the Sale Agent in respect of all Selling Shareholders.

(c)

The remittance by Avita US to each Selling Shareholder of the sale proceeds contemplated in clause 2.8(b) is in full and final satisfaction of that Selling Shareholder’s rights and entitlements to the Scheme Consideration referable to it.

3.	OPTIONS, RSUS AND WARRANTS IN AVITA AUSTRALIA

The parties acknowledge and agree that:

(a)	the existing Options, RSUs and Warrants in Avita Australia arise out of contracts between Avita Australia and the holders of those securities;

(b)

under the contracts referred to in clause 3(a), the existing Options, RSUs and Warrants in Avita Australia will continue after implementation of the Scheme; however, the entitlements of holders to be issued Avita Australia Shares will instead become entitlements to be issued Avita US Shares (in the ratio of one Avita US Share for every 100 Avita Australia Shares to which the holder would otherwise be entitled);

(c)

Avita US will, before the First Court Hearing Date, separately covenant (by way of deed poll, substantially in the form of Schedule 4) in favour of holders of the existing Options, RSUs and Warrants in Avita Australia to ensure that holders’ entitlements are made available in accordance with the contracts referred to in clause 3(a); and

(d)	in all other respects, the existing Options, RSUs and Warrants in Avita Australia will continue to be subject to the contracts referred to in clause 3(a).

4.	CONDITIONS

4.1.	Conditions precedent to implementation of the Scheme

Subject to this clause 4, the Scheme will not become Effective and the obligations of the parties with respect to Implementation (including Avita US’s obligation to provide the Scheme Consideration) do not become binding unless and until each of the following Conditions is satisfied or (to the extent they can be) waived under clause 4.2:

(a)

(ASIC and ASX) before 8.00am on the Second Court Hearing Date, ASIC and ASX issue or provide all reliefs, waivers, confirmations, exemptions, consents or approvals, and have performed all other acts, necessary, or which Avita Australia and Avita US agree are desirable, to implement the Scheme and such reliefs, waivers, confirmations, exemptions, consents, approvals or other acts (as the case may be) have not been withdrawn, suspended or revoked at 8.00am on the Second Court Hearing Date.

(b)	(Avita Australia Shareholder Approval): Avita Australia Shareholder Approval is obtained at the Scheme Meeting convened in accordance with the orders made under section 411(1) of the Corporations Act.

(c)	(Court approval of the Scheme): The Court makes orders under section 411(4)(b) of the Corporations Act approving the Scheme.

(d)	(Regulatory Approvals): Before 8.00am on the Second Court Hearing Date:

(i)	(FIRB approval) one of the following occurs:

(1)

Avita Australia has received written notification by or on behalf of the Treasurer under the FATA to the effect that the Commonwealth Government has no objection (unconditionally or on conditions acceptable to Avita US acting reasonably) under its foreign investment policy to Avita US acquiring all of the Scheme Shares under the Scheme (or is precluded from objecting because the time for doing so has passed);

(2)

the period provided for under the FATA during which the Treasurer may make an order or interim order under the FATA prohibiting Avita US from acquiring all of the Scheme Shares under the Scheme has elapsed without such an order being made; or

(3)

if an interim order has been made by the Treasurer to prohibit Avita US from acquiring the Scheme Shares under the Scheme, the subsequent period for making a final order under the FATA has elapsed without any final order being made; and

(ii)

(Other approvals) the approvals of all other Government Authorities which Avita Australia and Avita US agree (acting reasonably) are necessary to implement the Scheme or conduct the Avita Group’s business on and from Implementation occurring are obtained.

(e)

(Independent Expert’s Report): The Independent Expert issues an Independent Expert’s Report on or before the date on which the Scheme Booklet is lodged with ASIC, which concludes that the Scheme is in the best interests of Avita Australia Shareholders as a whole, without changing that conclusion prior to 8.00am on the Second Court Hearing Date.

(f)

(No restraint adversely affecting Implementation): No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal prohibition or restraint preventing the acquisition of all the Scheme Shares by Avita US or otherwise preventing Implementation is in effect as at 8.00am on the Second Court Hearing Date.

(g)	(ASX listing and quotation of CDIs): Prior to 8.00am on the Second Court Hearing Date, ASX approves:

(i)	Avita US for admission to the official list of ASX; and

(ii)	the Avita US CDIs for official quotation on the ASX,

which approval may be conditional on the Scheme becoming Effective and any such other conditions that are acceptable to the boards of Avita Australia and Avita US.

(h)

(NASDAQ listing): Prior to 8.00am on the Second Court Hearing Date, the Avita US Shares have been authorised for listing on NASDAQ, subject to official notice of issuance following Implementation and any customary conditions.

(i)

(Sale Agent): Prior to 8.00am on the Second Court Hearing Date, Avita US appoints the Sale Agent and the Sale Agent has agreed to be issued and to sell the Sale Securities as contemplated by clause 2.8.

(j)

(Authorised Nominee): Prior to 8.00am on the Second Court Hearing Date, Avita US appoints the Authorised Nominee and the Authorised Nominee has agreed to the allotment to it of Avita US Shares under the Scheme.

(k)	(ATO Class Ruling): The ATO confirms that the ATO Class Ruling will be issued on terms and conditions satisfactory to Avita Australia and Avita US (both acting reasonably).

4.2.	Benefit and waiver of Conditions

(a)

Each of the Conditions is for the benefit of both Avita Australia and Avita US and a breach or non-fulfilment of a Condition can only be waived with the written consent of both parties and any such waiver will only be effective to the extent specifically set out in the waiver. The Conditions in clauses 4.1(b) and 4.1(c) are not capable of waiver.

(b)

Each party must use its reasonable endeavours to procure that each Condition is satisfied as soon as practicable after the date of this agreement and continues to be satisfied at all times until the last time it is to be satisfied (as the case may require).

4.3.	Parties to provide certificates to Court

Each of Avita Australia and Avita US must provide to the other and to the Court before or at the Second Court Hearing Date a certificate (or such other evidence as the Court requests) confirming whether or not the Conditions have been satisfied or waived.

4.4.	Condition not satisfied or waived

If:

(a)	there is a non-fulfilment of a Condition which is not waived in accordance with this agreement by the time or date specified in this agreement for the satisfaction of the Condition;

(b)

there is an act, failure to act or occurrence which will prevent a Condition being satisfied by the time or date specified in this agreement for the satisfaction of the Condition (and the non-fulfilment which would otherwise occur has not already been waived in accordance with this agreement); or

(c)	the Scheme has not become Effective by the Sunset Date,

the parties must consult in good faith with a view to determine whether:

(d)	the Scheme may proceed by way of alternative means or methods;

(e)	to extend the relevant time for satisfaction of the Condition or to adjourn or change the date of an application to the Court; or

(f)	to extend the Sunset Date.

4.5.	Failure to agree

If the parties are unable to reach agreement under clause 4.4 within five Business Days (or any shorter period ending on 5.00pm on the day before the Second Court Hearing Date), either party may terminate this agreement and such termination will be in accordance with clause 9.3.

5.	GENERAL OBLIGATIONS OF PARTIES

Each party must use reasonable endeavours to give effect to the Scheme, subject to compliance with their respective duties, obligations and powers under this agreement, their constituent documents and all applicable laws and the proper performance by the directors of each of Avita Australia and Avita US (respectively) of their fiduciary duties.

6.	AVITA AUSTRALIA OBLIGATIONS

Avita Australia must take all reasonable steps to implement the Scheme on a basis consistent with this agreement and as expeditiously as practicable and use all reasonable endeavours to do so in accordance with the Timetable, including taking each of the following steps:

(a)	(Announcement): On the date of this agreement, make an Announcement on the ASX (with a copy of such Announcement to be filed with the SEC) in a form agreed between Avita Australia and Avita US.

(b)

(Independent Expert’s Report): Commission the preparation of the Independent Expert’s Report and provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare and deliver the Independent Expert’s Report.

(c)

(Prepare Scheme Booklet): Prepare the Scheme Booklet and ensure that the Scheme Booklet includes all information required by the Corporations Act, the Corporations Regulations 2001 (Cth), applicable ASIC Policy, applicable Takeovers Panel policy and guidance notes, applicable United States securities laws and regulations, the Listing Rules and the applicable rules of NASDAQ.

(d)

(Continuing obligation of disclosure): Between the date of despatch of the Scheme Booklet and the date of the Scheme Meeting, provide to Avita Australia Shareholders such further or new information that may arise during that period and which is necessary to ensure that the information contained in the Scheme Booklet is not false, misleading or deceptive in any material respect (whether by omission or otherwise).

(e)	(Court documents): Prepare all documents necessary for the Court proceedings relating to the Scheme in accordance with all applicable laws.

(f)	(Consult with Avita US): In a timely manner, consult with Avita US as to the form and content of all documents required for the purposes of the Scheme, including:

(i)	the Scheme Booklet; and

(ii)	the Court proceedings relating to the Scheme.

(g)	(Lodgement of Review Draft): As soon as practicable, provide the Review Draft to ASIC (as contemplated by section 411(2) of the Corporations Act).

(h)	(Register Scheme Booklet): Request ASIC to register the Scheme Booklet under section 412 of the Corporations Act.

(i)	(Apply to Court for order to convene Scheme Meeting): Apply to the Court under section 411(1) of the Corporations Act for an order directing Avita Australia to convene the Scheme Meeting.

(j)	(Convene Scheme Meeting): Convene the Scheme Meeting in accordance with any order made by the Court under section 411(1) of the Corporations Act.

(k)

(Despatch Scheme Booklet): As expeditiously as practicable following an order made by the Court under section 411(1) of the Corporations Act, despatch a copy of the Scheme Booklet to each Avita Australia Shareholder, each holder of existing Options, RSUs and Warrants in Avita Australia (for information purposes only) and to all other persons entitled to receive notice of the Scheme Meeting.

(l)	(ATO Class Ruling): Apply to the ATO for the ATO Class Ruling.

(m)	(Section 411(17)(b) statement): Apply to ASIC for:

(i)	production of a letter stating that it does not intend to appear at the First Court Hearing Date; and

(ii)	if Avita Australia Shareholder Approval is obtained, a statement under section 411(17)(b) of the Corporations Act that ASIC has no objection to the Scheme.

(n)

(Court approval): Subject to the satisfaction or waiver of all Conditions (other than the Condition in clause 4.1(c)), apply to the Court for orders approving the Scheme under section 411(4)(b) of the Corporations Act.

(o)	(Certificate): Before commencement of the hearing by the Court of the application for the order under section 411(4)(b) of the Corporations Act, give:

(i)

to Avita US a certificate signed by Avita Australia stating whether or not each representation or warranty given by Avita Australia is true and correct as at the time it is given or made under clause 10; and

(ii)	to Avita US and the Court the certificate referred to in clause 4.3.

(p)	(Not act inconsistently): Not act in a manner inconsistent with obtaining Court approval for the Scheme.

(q)

(Lodge copy of order): If the Court approves the Scheme under section 411(4) of the Corporations Act, lodge an office copy of the Court order with ASIC in accordance with section 411(10) of the Corporations Act by 5.00pm on the first Business Day after the day on which the Court approves the Scheme (unless Avita Australia and Avita US agree on a later date).

(r)

(Scheme Participants): Close the Register as at the Record Date and give to the Share Registry details of the names, registered addresses and holdings of Avita Australia Shares of every Scheme Participant as shown in the Register on the Record Date, in such form as Avita US may reasonably require, and determine each Scheme Participant’s respective entitlements to the Scheme Consideration (including under clauses 2.7 and 2.8) in accordance with the Scheme.

(s)

(Register transfers): Subject to Avita US providing the Scheme Consideration in accordance with the Scheme and the Deed Poll, on the Implementation Date, execute proper instruments of transfer (as applicable) to effect the transfer of all Scheme Shares on issue to Avita US and register all transfers of Scheme Shares in the name of Avita US.

(t)

(Suspension of trading): Apply to ASX to suspend trading in Avita Australia Shares with effect from the close of trading on the ASX on the Effective Date, and apply to NASDAQ to suspend trading in Avita Australia ADSs (by way of submission of a “company event form” to NASDAQ in order to transfer the listing of the Avita Australia ADSs to a listing of the Avita US Shares) with effect from the close of trading on NASDAQ on the Implementation Date.

(u)	(Scheme): Do all things within its power that are reasonably necessary to lawfully give effect to the Scheme and the orders of the Court approving the Scheme.

7.	AVITA US OBLIGATIONS

Avita US must take all reasonable steps to assist Avita Australia to implement the Scheme on a basis consistent with this agreement and as expeditiously as practicable and use all reasonable endeavours to do so in accordance with the Timetable, including performing each of the following steps:

(a)

(Scheme Booklet): Promptly provide to Avita Australia for inclusion in the Scheme Booklet all information relating to Avita US, Avita US Shares and Avita US CDIs as is required for Avita Australia to prepare the Scheme Booklet (including giving its consent to the form and context in which that information appears in the Scheme Booklet), and ensure that all such information provided is not false, misleading or deceptive in any material respect (whether by omission or otherwise).

(b)

(Additional information): As expeditiously as practicable, give to Avita Australia for inclusion in the Scheme Booklet such additional information regarding Avita US which may arise after the Scheme Booklet has been prepared and is required under the Corporations Act, the Corporations Regulations 2001 (Cth), applicable ASIC Policy, applicable Takeovers Panel policy and guidance notes, applicable US securities laws and regulations, the Listing Rules and the applicable rules of NASDAQ to be included in the Scheme Booklet to ensure that the Scheme Booklet is not false, misleading or deceptive in any material respect (whether by omission or otherwise).

(c)	(Independent Expert’s Report): Provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation and delivery of the Independent Expert’s Report.

(d)	(Deeds poll): Before the First Court Hearing Date, duly execute and enter into the Deed Poll and the deed poll referred to in clause 3(c).

(e)

(United States legal opinion): Deliver to Avita Australia an opinion from its United States legal counsel, in a form satisfactory to Avita Australia (acting reasonably), that the Deed Poll and the deed poll referred to in clause 3(c) are legally binding on and enforceable against Avita US under the laws of Delaware.

(f)

(Court documents): Prepare all documents which Avita US is required to submit to the Court, and promptly give such documents to Avita Australia for inclusion in the documents which Avita Australia is required to submit to the Court, in connection with the proceedings relating to the Scheme in accordance with all applicable laws.

(g)	(Certificate): Before commencement of the hearing by the Court of the application for the order under section 411(4)(b) of the Corporations Act, give:

(i)	to Avita Australia a certificate signed by Avita US stating whether or not each representation or warranty given by Avita US is true and correct as at the time it is given or made under clause 10; and

(ii)	to Avita Australia and the Court the certificate referred to in clause 4.3.

(h)	(Not act inconsistently): Not act in a manner inconsistent with obtaining Court approval for the Scheme.

(i)

(Authorised Nominee): Appoint the Authorised Nominee to receive under the Scheme and hold Avita US Shares for the benefit of Scheme Participants who are to receive Avita US CDIs as the Scheme Consideration.

(j)

(Share transfers): If the Scheme becomes Effective, accept a transfer of all of the Scheme Shares held by Scheme Participants and execute (or procure the execution of) proper instruments of transfer of those securities to Avita US in accordance with the Scheme.

(k)

(Avita US Shares): Apply to NASDAQ to list the Avita US Shares via a transfer of listing from Avita Australia to Avita US (subject to the Scheme becoming Effective) and use reasonable endeavours to obtain the satisfaction of any conditions imposed by NASDAQ for such transfer of listing.

(l)

(Avita US CDIs): Apply for the Avita US CDIs to be approved for official quotation on the ASX (subject to the Scheme becoming Effective) and use reasonable endeavours to obtain ASX’s approval for official quotation by 8.00am on the Second Court Hearing Date.

(m)	(Issue of Avita US Shares): Do all things necessary to issue the Avita US Shares in accordance with the Scheme and this agreement.

(n)

(Issue of Avita US CDIs): Do all things necessary under the ASX Settlement Operating Rules to enable the Avita US CDIs to be issued in accordance with the Scheme and this agreement (including confirm to ASX Settlement that the Avita US Shares underlying the Avita US CDIs have been issued to the Authorised Nominee in accordance with ASX Settlement Operating Rule 13.2.3).

(o)

(Scheme Consideration): If the Scheme becomes Effective, provide, or cause to be provided, the Scheme Consideration to Scheme Participants as contemplated by the Scheme and in accordance with the Deed Poll on the Implementation Date.

(p)

(Notice to holders of Options, RSUs and Warrants): If Implementation occurs, on or shortly after the Implementation Date, provide a notice to each holder of existing Options, RSUs and Warrants in Avita Australia advising them of particulars relating to the number of Avita US Shares or Avita US CDIs that are capable of being issued to them under their Options, RSUs and Warrants (which Options, RSUs and Warrants will continue to operate in accordance with their existing contractual terms).

(q)

(Conversion of Avita Australia to a proprietary limited company): Within 40 Business Days following Implementation, pass a special resolution to convert Avita Australia from a public company to a proprietary company limited by shares and lodge all necessary documentation with ASIC to give effect to that conversion.

(r)	(Scheme): Do all things within its power that are reasonably necessary to lawfully give effect to the Scheme and the orders of the Court approving the Scheme.

8.	ANNOUNCEMENT

8.1.	Announcements

(a)	Neither party may make an Announcement about this agreement nor any document or transaction contemplated by this agreement or the Scheme unless:

(i)	the other party has approved the form of the Announcement; or

(ii)	the law, the Listing Rules or SEC or NASDAQ rules or regulations require a party to make the Announcement, subject to clause 8.1(b).

(b)

If the law, the Listing Rules or SEC or NASDAQ rules or regulations require a party to make an Announcement about either the subject matter of this agreement or any document or transaction contemplated by this agreement or the Scheme, that party must give the other party as much notice as is reasonably practicable and, to the extent reasonably practical, consult with the other party about the form and content of the Announcement or disclosure.

9.	TERMINATION

9.1.	Termination for breach

Without prejudice to any other rights of termination under this agreement, either party may terminate this agreement by giving the other party written notice at any time prior to 8.00am on the Second Court Hearing Date if:

(a)

the other party is in material breach of any term of this agreement, or there has been a material breach of a warranty or representation given by the other party under clause 10.1, before the Second Court Hearing Date;

(b)	the non-defaulting party has given written notice to the defaulting party specifying the breach and stating an intention to terminate this agreement; and

(c)

the breach is not capable of remedy or has not been remedied within five Business Days (or any shorter period ending at 5.00pm on the last Business Day before the Second Court Hearing Date) from the date a notice under this clause is given.

9.2.	Termination by agreement

This agreement may be terminated at any time prior to 8.00am on the Second Court Hearing Date by written agreement between the parties to that effect.

9.3.	Effect of termination

If this agreement is terminated under clause 4.5, 9.1 or 9.2:

(a)	this agreement and the parties obligations under it cease, other than the obligations under clauses 1, 10, 11, 12, 13, 15 and 16, which will survive termination; and

(b)	such termination of this agreement does not affect any accrued rights arising from a breach of this agreement prior to termination.

10.	REPRESENTATIONS AND WARRANTIES

10.1.	Mutual representations and warranties

Each party represents and warrants to the other party that:

(a)	(status): it is a validly existing corporation under the laws of its place of incorporation;

(b)	(power): it has full legal capacity and power to:

(i)	own its property and carry on its business; and

(ii)	enter into this agreement and carry out the transactions that this agreement contemplates in accordance with its terms;

(c)

(corporate authority): it has taken all corporate action that is necessary or desirable to authorise it entering into this agreement and carrying out the transactions that this agreement contemplates in accordance with its terms;

(d)	(authorisations): it holds each material Authorisation that is necessary or desirable to:

(i)	enable it to properly execute this agreement and to carry out the transactions that this agreement contemplates in accordance with its terms;

(ii)	ensure that this agreement is legal, valid, binding and admissible in evidence; and

(iii)	enable it to properly carry on its business,

and it is complying with any material conditions to which any such Authorisation is subject;

(e)	(document effective): this agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms; and

(f)

(no contravention): neither its execution of this agreement nor the carrying out by it of the transactions that this agreement contemplates in accordance with its terms does or will contravene, in any material respect:

(i)	any law to which it or any of its property is subject or any order of any Government Authority that is binding on it or any of its property;

(ii)	any Authorisation held by it;

(iii)	any instrument or undertaking binding on it or any of its property; or

(iv)	its constitution or by laws, as applicable.

10.2.	No other representations

Each party acknowledges and agrees that the other party makes no representation or warranty other than as set out in this clause 10.

10.3.	Reliance on representations and warranties

Each party acknowledges that the other party has executed this agreement and agreed to undertake the transactions that this agreement contemplates in reliance on the representations and warranties that are made in clause 10.1.

10.4.	When warranties are given

Each representation and warranty given or made under clause 10.1 is given:

(a)	as at the date of this agreement;

(b)	as at 8.00am on the Second Court Hearing Date; and

(c)	at any other date at which the representation or warranty is expressed to be given under this agreement.

11.	RELEASE

Each party agrees with the other, and declares and covenants in favour of each party’s officers and employees, as follows:

(a)

subject to applicable laws (including section 199A of the Corporations Act) and clause 11(b), no officer or employee of a party is liable for anything done or purported to be done in connection with Implementation;

(b)	clause 11(a) does not exclude an officer or employee from any liability which may arise from wilful misconduct or bad faith on the part of that person; and

(c)

this clause 11 operates as a deed poll in favour of and for the benefit of each officer and each employee of each party and may be relied on and enforced by each such officer or employee in accordance with its terms even though the officer or employee is not named as a party to this agreement.

12.	COSTS AND STAMP DUTY

(a)	Subject to clause 12(b), Avita Australia will bear all costs and expenses (including professional fees) incurred by Avita Australia and Avita US in connection with the Scheme.

(b)	Avita US will pay all stamp duty and any related fines or penalties in respect of the Scheme (including in connection with the acquisition of the Scheme Shares by Avita US under the Scheme).

13.	GST

(a)	In this clause 13:

(i)

any words or expressions used in this clause which have a particular meaning in the A New Tax System (Goods and Services Tax) Act 1999 (GST Act) have the same meanings given to those terms in the GST Act unless the context otherwise requires; and

(ii)	Supplier means any party treated by the GST Act as making a Supply under this agreement.

(b)	Unless otherwise expressly stated, all prices or other sums payable under or in accordance with this agreement are exclusive of GST.

(c)

If GST is imposed on any Supply made under or in accordance with this agreement, the Recipient of the Taxable Supply must pay to the Supplier an additional amount equal to the GST payable on or for the Taxable Supply, subject to the Recipient receiving a valid Tax Invoice in respect of the Supply at or before the time of payment.

(d)	Payment of the additional amount must be made at the same time as payment for the Taxable Supply is required to be made in accordance with this agreement.

(e)

If this agreement requires a party (the First Party) to pay for, reimburse, set off or contribute to any expense, loss or outgoing (Reimbursable Expense) suffered or incurred by the other party (the Other Party), the amount required to be paid, reimbursed, set off or contributed by the First Party will be the sum of:

(i)	the amount of the Reimbursable Expense net of Input Tax Credits (if any) to which the Other Party is entitled in respect of the Reimbursable Expense (Net Amount); and

(ii)	if the Other Party’s recovery from the First Party is a Taxable Supply, any GST payable in respect of that Supply,

such that after the Other Party meets the GST liability, it retains the Net Amount.

(f)

If an adjustment event occurs in relation to a Supply made under or in connection with this agreement, the GST payable on or for the Taxable Supply will be recalculated to reflect that adjustment and an appropriate payment will be made between the parties.

14.	NOTICES

14.1.	How to give notice

Any notice, demand, consent or other communication (Notice) given or made under this agreement:

(a)	must be in writing and signed by a person duly authorised by the sender;

(b)	must be delivered to the intended recipient by hand, prepaid post or by email to that person’s address or email address set out in clause 14.3.

14.2.	When notice is given

Any Notice given or made under this agreement will be taken to be received:

(a)	in the case of delivery by hand, when delivered at the relevant address;

(b)

in the case of delivery by post, three Business Days after the date of posting (if posted to an address in the same country) and seven Business Days after the date of posting (if posted to an address outside of the same country); and

(c)

in the case of email, when sent by the sender (as recorded on the device from which the sender sent the email) unless the sender receives a delivery failure notification indicating that the email has not been delivered to the addressee, but if the result is that a Notice would be taken to be received on a day that is not a Business Day in the place to which the Notice is sent or is later than 5.00pm (local time), it will be taken to have been duly given or made at 9.00am on the next Business Day in that place.

14.3.	Address for notices

A person’s address and email address are those set out below (or as the person subsequently notifies the sender):

Avita Australia

Address:	Level 7, 330 Collins Street, Melbourne, 3000, Victoria, Australia

Email address:	dmcintyre@avitamedical.com

Attention:	David McIntyre

Avita US

Address:	28159 Avenue Stanford, Suite 220, Valencia, California 91355

Email address:	dmcintyre@avitamedical.com

Attention:	David McIntyre

15.	AMENDMENT AND ASSIGNMENT

15.1.	Amendment

This agreement can only be amended or replaced by another document duly executed by the parties.

15.2.	Assignment

A party may only assign, encumber, declare a trust over or otherwise deal with its rights under this agreement with the prior written consent of the other party.

16.	GENERAL

16.1.	Consents

Where this agreement contemplates that a party may agree or consent to something (however it is described), unless this agreement expressly contemplates otherwise, the party may:

(a)	agree or consent (or not agree or consent) in its absolute and sole discretion; and

(b)	agree or consent subject to conditions.

16.2.	Further assurances

Each party must do anything within its power (including executing any document) that the other party may reasonably require to give full effect to the provisions of this agreement and the transactions contemplated by it.

16.3.	Entire agreement

This agreement contains the entire agreement between the parties as at the date of this agreement with respect to its subject matter and supersedes all prior agreements and understandings between the parties in connection with it.

16.4.	Remedies cumulative

Except as provided in this agreement and permitted by law or equity, the rights, powers and remedies provided to each party in this agreement are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or by any agreement.

16.5.	No merger

The provisions of this agreement will not merge on Implementation. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction contemplated by this agreement.

16.6.	Severability of provisions

Any provision of this agreement that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

16.7.	Waivers

(a)

Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this agreement.

(b)	No waiver of a breach of any term of its agreement will operate as a waiver of another breach of that term or of a breach of any other term of this agreement.

(c)	Nothing in this agreement obliges a party to exercise a right to waive any conditional term of this agreement that may be in its power.

(d)	A provision of or right under this agreement may not be waived except in writing signed by the person granting the waiver.

16.8.	Governing law

This agreement is governed by the laws of New South Wales, Australia. The parties submit to the non-exclusive jurisdiction of its courts and courts of appeal from them. The parties will not object to the exercise of jurisdiction by those courts on any basis.

16.9.	Counterparts

This agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

SCHEDULE 1 - TIMETABLE

INDICATIVE SCHEME TIMETABLE

Event	Indicative date
Avita Australia and Avita US enter into Scheme Implementation Agreement	20 April 2020

The Scheme Implementation Agreement will commit Avita Australia and Avita US to the transactions contemplated by the Scheme and will set out the terms of the Scheme

Scheme announced publicly	20 April 2020

Upon the Scheme Implementation Agreement being signed by Avita Australia and Avita US

Lodgement of Scheme documents with ASIC and ASX	20 April 2020

Avita Australia to lodge the Scheme documents with ASIC for review (which takes a minimum of 14 days) and also with ASX

Lodgement of Scheme documents with Court	4 May 2020

First Court Hearing Date*	11 May 2020

Date of first Court hearing for Avita Australia to seek the Court’s approval to despatch the Scheme Booklet to Avita Australia Shareholders and convene the Scheme Meeting

Printing of Scheme Booklet	12-13 May 2020

Date of Scheme Booklet	14 May 2020

Date on which the Scheme Booklet is despatched to Avita Australia Shareholders (together with notice of the Scheme Meeting)

Avita US applies to ASX for admission	21 May 2020

Avita US to apply to ASX for admission to the official list of ASX (usually within 7 days of the date of the Scheme Booklet).

Proxy forms cut-off date	9.00am on 13
Latest time and date by which proxy forms for the Scheme Meeting must be received by the Share Registry	June 2020

Voting Record Date	7.00pm on 13
Time and date for determining eligibility to vote at the Scheme Meeting	June 2020

Scheme Meeting	9.00am on 15
Avita Australia Shareholders attend Scheme Meeting (by way of live webcast) and vote on whether to approve the Scheme	June 2020

Following Avita Australia Shareholder Approval:

Event	Indicative date
Second Court Hearing Date*	22 June 2020

Date of second Court hearing for approval of the Scheme

Avita Australia informs ASX of intention to lodge Court order with ASIC	22 June 2020
Avita Australia informs ASX of its intention to lodge the Court order with ASIC on the following Business Day (being 23 June 2020)	(after Second Court Hearing)

Scheme Effective Date	23 June 2020

Avita Australia lodges Court order with ASIC and informs ASX. Avita Australia Shares are suspended from trading at the close of trading on the ASX

Listing of Avita US on the ASX	24 June 2020

Avita US CDIs commence trading on the ASX on a deferred settlement basis

Record Date	7.00pm on 25
Time and date for determining entitlements to Scheme Consideration	June 2020

Implementation Date	29 June 2020

The date of transfer of all Scheme Shares to Avita US and subsequent issue of Avita US CDIs and Avita US Shares to eligible Scheme Participants

Despatch of holding statements (to issuer sponsored holders) and confirmation advices (to CHESS holders)	30 June 2020

Avita US CDIs commence trading on the ASX on a normal basis	30 June 2020

*	Subject to the availability of the Court

SCHEDULE 2 - SCHEME OF ARRANGEMENT

Attached.

SCHEME OF ARRANGEMENT

AVITA Medical Limited

The holders of fully paid ordinary shares in AVITA Medical Limited as at the Record Date

KPMG Law

KPMG

International Towers Sydney 3

300 Barangaroo Avenue

Sydney NSW 2000

ABN 78 399 289 481 | DX1056 Sydney

Liability limited by a scheme approved under Professional Standards Legislation

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3

2.	PRELIMINARY	6

3.	CONDITIONS	6

4.	IMPLEMENTATION OF SCHEME	7

5.	SCHEME CONSIDERATION	8

6.	DEALINGS IN SCHEME SHARES	10

7.	QUOTATION	11

8.	GENERAL SCHEME PROVISIONS	12

9.	GOVERNING LAW AND JURISDICTION	14

2

SCHEME OF ARRANGEMENT

pursuant to section 411 of the Corporations Act 2001 (Cth)

PARTIES

AVITA Medical Limited ACN 058 466 523 of Level 7, 330 Collins Street, Melbourne, 3000, Victoria, Australia (Avita Australia)

Each	person registered as the holder of fully paid ordinary shares in Avita Australia as at the Record Date

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

The following definitions apply in this document, unless the context requires otherwise:

ADS means an American Depositary Share.

ADS Depositary means The Bank of New York Mellon.

ADS Holder means a holder of Avita Australia ADSs.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or the securities market which it operates, as the context requires.

ASX Settlement means ASX Settlement Pty Limited (ABN 49 008 504 532) as the holder of a licence to operate a clearing and settlement facility.

ASX Settlement Operating Rules means the operating rules of the clearing and settlement facility operated by ASX Settlement for the time being and from time to time, as modified by any express written exemption or waiver given by ASX or ASX Settlement.

Authorised Nominee means CHESS Depositary Nominees Pty Limited (ACN 071 346 506, Australian Financial Services Licence number 254514), an approved general participant of ASX Settlement and a wholly-owned subsidiary of ASX.

Avita Australia means AVITA Medical Limited ACN 058 466 523.

Avita Australia ADS means an ADS representing 20 Avita Australia Shares, which trade on NASDAQ under the ticker code “RCEL”.

Avita Australia Share means an issued fully paid ordinary share in the capital of Avita Australia.

Avita US means AVITA Therapeutics, Inc.

Avita US CDI means a CDI representing a beneficial interest in 1/5 of an Avita US Share.

Avita US Share means a fully paid share of voting common stock in the capital of Avita US.

Business Day means a day that is not a Saturday, Sunday or a public holiday or bank holiday in Melbourne, Australia.

CDI means a CHESS Depositary Interest, being a unit of beneficial ownership in a share that is registered in the name of the Authorised Nominee in accordance with the ASX Settlement Operating Rules for the purpose of enabling that share to be recorded and transferred in accordance with those operating rules.

3

CHESS means the clearing house electronic sub-register system for the electronic transfer of securities operated by ASX Settlement.

Corporations Act means the Australian Corporations Act 2001 (Cth).

Court means the Federal Court of Australia or any other court of competent jurisdiction under the Corporations Act agreed in writing by Avita Australia and Avita US.

Deed Poll means the deed poll to be executed by Avita US in favour of Scheme Participants, pursuant to which Avita US covenants in favour of each Scheme Participant to perform certain of its obligations under the Implementation Agreement and certain steps attributed to it under this Scheme, with such amendments as are approved in accordance with its terms.

Effective means, when used in relation to this Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which this Scheme becomes Effective.

Fractional Avita US Share has the meaning given in clause 5.5.

Implementation means the implementation of this Scheme in accordance with its terms on this Scheme becoming Effective.

Implementation Agreement means the Scheme Implementation Agreement dated 20 April 2020 entered into between Avita Australia and Avita US in relation to the Implementation of this Scheme.

Implementation Date means the Business Day which is a minimum of one Business Day, but a maximum of five Business Days, after the Record Date, as Avita Australia and Avita US may agree in writing.

Ineligible Shareholder means a Scheme Participant whose address, as shown in the Register (as at the Record Date), is in a place outside Australia, the United States, Hong Kong, New Zealand, the United Kingdom, France, Norway, Switzerland, the United Arab Emirates and Singapore (unless Avita Australia is satisfied, acting reasonably, that the laws of that place permit the offer or issue of Avita US Shares or Avita US CDIs to that Scheme Participant and, in Avita US’s sole discretion, is not unduly onerous or impractical for Avita US to issue Avita US Shares or Avita US CDIs to the Scheme Participant).

Listing Rules means the listing rules of ASX for the time being and from time to time.

NASDAQ means the NASDAQ Stock Market LLC.

Record Date means 7.00pm (Melbourne time) on the day which is two Business Days after the Effective Date, or any other date (after the Effective Date) agreed by the parties to be the record date to determine entitlements to receive the Scheme Consideration under this Scheme.

Register means the register of shareholders of Avita Australia.

Sale Agent means a person nominated by Avita US to sell or facilitate the sale of the Scheme Consideration referrable to Selling Shareholders in accordance with clause 5.6.

Sale Securities has the meaning given in clause 5.6(a).

Scheme means this scheme of arrangement under Part 5.1 of the Corporations Act between Avita Australia and the Scheme Participants, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved by each of Avita Australia and Avita US.

Scheme Consideration means the consideration payable by Avita US for the transfer of the Scheme Shares under the terms of this Scheme, being one Avita US Share (or five Avita US CDIs) for every 100 Avita Australia Shares held by a Scheme Participant on the Record Date, which will be satisfied in the manner set out in clause 5.1.

4

Scheme Meeting means the meeting of Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act in relation to this Scheme.

Scheme Participant means a Shareholder as at the Record Date, taking into account registration of all registrable transfers and transmission applications received by the Share Registry by the Record Date.

Scheme Share means an Avita Australia Share held by a Scheme Participant as at the Record Date.

Second Court Hearing Date means the first day on which the Court hears the application for an order under section 411(4)(b) of the Corporations Act approving this Scheme or (if the application is adjourned or subject to appeal for any reason) the first day on which the adjourned or appealed application is heard.

Selling Shareholder has the meaning given in clause 5.6(a).

Share Registry means the person operating the Register, being Computershare Investor Services Pty Limited ACN 078 279 277.

Shareholder means a person entered in the Register as the holder of one or more Avita Australia Shares.

Sunset Date means 5.00pm on 31 December 2020, subject to any extension to that date made under the Implementation Agreement.

United States or US means the United States of America.

1.2.	Interpretation

In the interpretation of this document, the following provisions apply unless the context otherwise requires:

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause, schedule or annexure is a reference to a clause of, or schedule or annexure to, this document.

(f)

A reference to an agreement or document (including a reference to this document) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Scheme or that other agreement or document.

(g)	A reference to a person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h)

A reference to legislation (including subordinate legislation) or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i)	A reference to $ is to the lawful currency of Australia.

(j)	Words and phrases not specifically defined in this document have the same meanings (if any) given to them in the Corporations Act.

(k)	A reference to time is a reference to time in Melbourne, Australia.

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(l)	The meaning of general words is not limited by specific examples introduced by including, for example, or similar expressions.

1.3.	Action by the next Business Day

If the day on or by which a person must do something under this Scheme is not a Business Day, the person must do it on or by the next Business Day.

2.	PRELIMINARY

2.1.	Avita Australia

Avita Australia:

(a)	is a public company incorporated Australia and taken to be registered in Victoria and its registered office is located at Level 7, 330 Collins Street, Melbourne, Victoria, 3000;

(b)	is admitted to the official list of ASX and Avita Australia Shares are quoted on the ASX;

(c)	is admitted to NASDAQ and Avita Australia ADSs are quoted on NASDAQ; and

(d)	has at the date of this document 2,133,434,899 Avita Australia Shares on issue.

2.2.	Avita US

Avita US is a corporation formed under the laws of Delaware in the United States. Its principal business address is located at 28159 Avenue Stanford, Suite 220, Valencia, California 91355.

2.3.	Effect of this Scheme

If this Scheme becomes Effective:

(a)	Avita US must provide, and Avita Australia must procure that Avita US provides, the Scheme Consideration to the Scheme Participants in accordance with the terms of this Scheme; and

(b)

subject to provision of the Scheme Consideration, all of the Scheme Shares, together with all rights and entitlements attaching to them at the Implementation Date, will be transferred to Avita US and Avita Australia will enter the name and address of Avita US in the Register as the holder of all of the Scheme Shares.

2.4.	Implementation Agreement and Deed Poll

(a)	Avita Australia and Avita US have entered into the Implementation Agreement which sets out the terms on which Avita Australia and Avita US have agreed to implement this Scheme.

(b)

This Scheme attributes actions to Avita US but does not itself impose an obligation on Avita US to perform those actions. Avita US has executed the Deed Poll in favour of each Scheme Participant, pursuant to which it has covenanted, subject to this Scheme becoming Effective, to perform its obligations under this Scheme, including to provide the Scheme Consideration to Scheme Participants, in accordance with the terms of this Scheme.

3.	CONDITIONS

3.1.	Conditions precedent to Implementation

This Scheme is conditional on, and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	as at 8.00am on the Second Court Hearing Date, neither the Implementation Agreement nor the Deed Poll having been terminated in accordance with their terms;

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(b)

all of the conditions precedent set out in clause 4.1 of the Implementation Agreement having been satisfied or (other than the conditions precedent in clauses 4.1(b) and 4.1(c) of the Implementation Agreement, which cannot be waived) waived in accordance with the terms of the Implementation Agreement;

(c)

the Court having approved this Scheme, with or without any modification or condition, pursuant to section 411(4)(b) of the Corporations Act and, if applicable, Avita Australia and Avita US having accepted in writing any modification or condition made or required by the Court under section 411(6) of the Corporations Act; and

(d)

the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to this Scheme, and the provisions of clauses 4, 5, 6 and 7 will not come into effect unless and until each of these conditions precedent has been satisfied.

3.2.	Certificate in relation to conditions precedent

(a)

On the Second Court Hearing Date, Avita Australia and Avita US must each provide to the Court a certificate, or such other evidence as the Court requests, confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent set out in clause 3.1(a) and 3.1(b) of this Scheme have been satisfied or waived as at 8.00am on the Second Court Hearing Date.

(b)

The giving of a certificate by each of Avita Australia and Avita US under clause 3.2(a) will, in the absence of manifest error, be conclusive evidence of whether the conditions precedent referred to in the certificate have been satisfied or waived as at 8.00am on the Second Court Hearing Date.

3.3.	Effective Date

Subject to clause 3.4, this Scheme will come into effect on the Effective Date.

3.4.	Sunset Date

This Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the Sunset Date.

4.	IMPLEMENTATION OF SCHEME

4.1.	Lodgement of Scheme Order

If the conditions precedent set out in clause 3.1 (other than the condition precedent in clause 3.1(d)) are satisfied, Avita Australia must lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Court order approving this Scheme as soon as possible and, in any event, by no later than 5.00pm on the first Business Day after the day on which the Court approves this Scheme or such later date as Avita Australia and Avita US agree in writing.

4.2.	Provision of Scheme Consideration

On the Implementation Date, in consideration for the transfer to Avita US of all of the Scheme Shares, Avita US must provide the Scheme Consideration to each Scheme Participant in accordance with clause 5.

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4.3.	Transfer of Scheme Shares

(a)

Subject to this Scheme becoming Effective and provision of the Scheme Consideration in accordance with this Scheme, on the Implementation Date, all of the Scheme Shares, together with all rights and entitlements attaching to them at the Implementation Date, will be transferred to Avita US, without the need for any further action by any Scheme Participant, by:

(i)

Avita Australia delivering to Avita US a duly completed share transfer form executed on behalf of the Scheme Participants (which may be a master share transfer form) to transfer all of the Scheme Shares to Avita US;

(ii)	Avita US executing that transfer form and delivering it to Avita Australia for registration; and

(iii)	to the extent applicable, Avita Australia effecting a valid transfer of the Scheme Shares under section 1074D of the Corporations Act.

(b)

As soon as practicable after receipt of the abovementioned transfer form or completion of the transfer procedure, Avita Australia must enter the name and address of Avita US in the Register as the holder of all of the Scheme Shares.

(c)	To the extent permitted by law, the Scheme Shares will be transferred to Avita US free from all mortgages, pledges, security interests and other interests of third parties of any kind.

5.	SCHEME CONSIDERATION

5.1.	Provision of Scheme Consideration

Subject to clauses 5.5 and 5.6, the obligation of Avita US to provide the Scheme Consideration will be satisfied on the Implementation Date by Avita Australia procuring that Avita US, in accordance with its covenant in favour of Scheme Participants contained in clause 3 of the Deed Poll:

(a)

in the case of a Scheme Participant who holds Avita Australia Shares (other than the ADS Depositary, an Ineligible Shareholder or a Scheme Participant in respect of their entitlement to a Fractional Avita US Share), causes the Authorised Nominee to issue five Avita US CDIs to that Scheme Participant for every 100 Avita Australia Shares held by that Scheme Participant on the Record Date and issues to the Authorised Nominee (as depositary) the relevant number of Avita US Shares underlying such Avita US CDIs (being one Avita US Share for every five Avita US CDIs);

(b)

in the case of the Scheme Participant who is the ADS Depositary (who holds its Avita Australia Shares for the benefit of the ADS Holders), issues one Avita US Share to the ADS Depositary for every 100 Avita Australia Shares held by the ADS Depositary and procures the ADS Depositary to then, subject to compliance by the ADS Holders with the terms of the arrangements pursuant to which the ADS Depositary acts as depositary for the ADS Holders, deliver (by way of exchange) such Avita US Shares to the ADS Holders on the basis of one Avita US Share for every five Avita Australia ADSs held by the ADS Holder on the Record Date; and

(c)

causes the Authorised Nominee to issue the Sale Securities to the Sale Agent in the form of Avita US CDIs in accordance with clauses 5.5 and 5.6 and issues to the Authorised Nominee (as depositary) one Avita US Share for every 5 Avita US CDIs to be issued to the Sale Agent.

5.2.	CDIs - registration and notices

(a)

On the Business Day prior to the Implementation Date, Avita Australia must procure that Avita US enters in its register of stockholders the name of the Authorised Nominee (as depositary) to hold the Avita US Shares underlying the Avita US CDIs to be issued in accordance with this Scheme.

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(b)	After the satisfaction of the obligation of Avita Australia in clause 5.2(a), Avita Australia must procure that Avita US:

(i)

on the Implementation Date procures that the Authorised Nominee records in the register of Avita US CDIs each Scheme Participant who is to receive Avita US CDIs under this Scheme and issues Avita US CDIs to the Sale Agent in accordance with clause 5.6; and

(ii)

as soon as is reasonably practical despatches, or causes to be despatched, to each Scheme Participant who is to receive Avita US CDIs under this Scheme, a holding statement or confirmation advice in the name of that Scheme Participant representing the number of Avita US CDIs issued to that Scheme Participant.

5.3.	Avita US Shares - registration and notices

The obligation of Avita Australia to procure that Avita US issues Avita US Shares under clause 5.1 of this Scheme will be satisfied by Avita US, on the Implementation Date, procuring the entry in its register of stockholders of the name of each person who is to receive Avita US Shares.

5.4.	Sequence of transactions

Subject to clauses 5.5, 5.6, 5.7 and 5.8, the transactions which form part of this Scheme will be implemented in the following sequence on the Implementation Date:

(a)	each Scheme Participant will receive the Scheme Consideration for the Scheme Shares held by that Scheme Participant on the Record Date; and

(b)	in exchange, all Scheme Shares will be transferred to Avita US.

5.5.	Fractional Avita US Shares

Where a Scheme Participant would otherwise be entitled under this Scheme to a fraction of an Avita US Share or a number of Avita US CDIs that will not be sufficient to equate to a whole Avita US Share as part of the Scheme Consideration (each a Fractional Avita US Share), the Scheme Participant’s Fractional Avita US Share will be aggregated with all other Fractional Avita US Shares and issued to the Sale Agent (in the form of Avita US CDIs) in accordance with clause 5.6.

5.6.	Sale facility

(a)

Where a Scheme Participant is an Ineligible Shareholder and/or is entitled to a Fractional Avita US Share (each, a Selling Shareholder), the number of Avita US Shares or Fractional Avita US Shares to which that Selling Shareholder would otherwise be entitled under this Scheme as part of the Scheme Consideration will be aggregated with those of all the other Selling Shareholders (together, the Sale Securities) and issued to the Sale Agent in the form of Avita US CDIs to be dealt with in accordance with clause 5.6(b). If the number of Sale Securities in aggregate do not represent a whole Avita US Share, then the number of Sale Securities will be rounded up to the next whole Avita US Share and be issued to the Sale Agent.

(b)	Avita US will procure that, after the Implementation Date, the Sale Agent must:

(i)

as soon as is reasonably practicable (and, in any case, within one month after the Implementation Date) offer all such Sale Securities for sale on the ASX in the form of Avita US CDIs in such manner, at such price and on such other terms as the Sale Agent determines in good faith and at the risk of the Selling Shareholders; and

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(ii)

as soon as is reasonably practicable (and, in any case, within 10 Business Days after settlement of the last of those sales of Sale Securities) remit in Australian dollars the net proceeds to Avita US who will remit to each Selling Shareholder the same portion of the net proceeds of all such sales (after deduction of any applicable brokerage, stamp duty and other charges, fees and taxes) as the Sale Securities issued to the Sale Agent in respect of the Selling Shareholder bears to the total Sale Securities issued to and sold by the Sale Agent in respect of all Selling Shareholders.

(c)

The remittance by Avita US to each Selling Shareholder of the sale proceeds contemplated in clause 5.6(b) is in full and final satisfaction of that Selling Shareholder’s rights and entitlements to the Scheme Consideration referable to it.

(d)

Each Selling Shareholder, without the need for any further action, irrevocably appoints Avita US and each of the directors and officers of Avita US, jointly and severally, as its attorney and agent for the purposes of receiving any financial services guide or other notice given by the Sale Agent under the Corporations Act.

5.7.	Joint holders

In the case of Scheme Shares held in joint names:

(a)

any holding statement or transmittal letters for Avita US Shares or Avita US CDIs which are to be issued in respect of the relevant Scheme Shares will be issued in the names of the joint holders and sent to the address in the Register on the Record Date;

(b)	any Scheme Consideration will issued to and registered in the names of the joint holders; and

(c)	any amount to be made out to Scheme Participants with respect to Scheme Consideration will be made out to the joint holders.

5.8.	Obligations of Scheme Participants

Each Scheme Participant who will be issued Avita US Shares or Avita US CDIs agrees for all purposes to:

(a)	become a stockholder or CDI holder of Avita US (without the need for any further action on its part);

(b)	be bound by the certificate of incorporation and by-laws of Avita US in force from time to time in respect of the Avita US Shares or Avita US CDIs; and

(c)	have their name and address entered in the register of stockholders or CDI holders (as applicable) maintained by or behalf of Avita US.

6.	DEALINGS IN SCHEME SHARES

6.1.	Determination of Scheme Participants

(a)	Each Scheme Participant will be entitled to participate in this Scheme.

(b)	For the purpose of determining who are Scheme Participants, dealings in Avita Australia Shares will only be recognised if:

(i)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Avita Australia Shares by the Record Date; or

(ii)	in all other cases, registrable transfers or transmission applications in respect of those dealings are received by the Share Registry on or before the Record Date.

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(c)	Avita Australia must register registrable transfers or transmission applications of the kind referred to in clause 6.1(b)(ii) by the Record Date.

(d)

Avita Australia will not accept for registration, nor recognise for any purpose, any transfer or transmission application in respect of Avita Australia Shares received after the Record Date (other than the transfers contemplated by clause 4.3).

(e)

If this Scheme becomes Effective, a Shareholder (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Avita Australia Shares or any interest in them after the Record Date (other than a transfer to Avita US in accordance with this Scheme and any subsequent transfers by Avita US or it successors in title).

6.2.	Maintenance of the Register

For the purpose of determining entitlements to the Scheme Consideration, Avita Australia will, until the Scheme Consideration has been provided, maintain or procure the maintenance of the Register in accordance with this clause 6. The Register in this form will solely determine entitlements to the Scheme Consideration.

6.3.	Effect of certificates and holding statements

From the Record Date (other than for Avita US on and from the Implementation Date and its successors in title), all certificates and holding statements for Avita Australia Shares will cease to have effect as documents of title, and each entry on the Register as at the Record Date will cease to have any effect other than as evidence of an entitlement of Scheme Participants to the Scheme Consideration.

6.4.	Information to be made available to Avita US

Avita Australia must procure that, as soon as reasonably practicable after the Record Date, details of the names, registered addresses and holdings of Avita Australia Shares of every Scheme Participant as shown in the Register at the Record Date are made available to Avita US in such form as Avita US reasonably requires.

7.	QUOTATION

Avita Australia will:

(a)	apply to ASX for suspension of the Avita Australia Shares from official quotation on the ASX with effect from the close of trading on the ASX on the Effective Date;

(b)

apply to NASDAQ for suspension of the Avita Australia ADSs from official quotation on NASDAQ (by way of submission of a “company event form” to NASDAQ in order to transfer the listing of the Avita Australia ADSs to a listing of the Avita US Shares) with effect from the close of trading on NASDAQ on the Implementation Date; and

(c)

if this Scheme has been fully implemented in accordance with its terms, on the date determined by Avita US, apply to ASX for the termination of official quotation of the Avita Australia Shares on the ASX and to have Avita Australia removed from the official list of ASX and apply to NASDAQ for the termination of the quotation of the Avita Australia ADSs on NASDAQ.

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8.	GENERAL SCHEME PROVISIONS

8.1.	Appointment of Avita Australia as agent and attorney

Each Scheme Participant, without the need for any further action, irrevocably appoints Avita Australia and each of the directors and officers of Avita Australia, jointly and severally, as its attorney and agent for the purposes of doing all things and executing all deeds, instruments, transfers and other documents that may be necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including:

(a)	in the case of Scheme Shares in a CHESS holding:

(i)

causing a message to be transmitted to ASX Settlement in accordance with the ASX Settlement Operating Rules so as to transfer the Scheme Shares held by the Scheme Participant from the CHESS sub-register of Avita Australia to the issuer sponsored sub-register operated by Avita Australia or the Share Registry at any time after Avita US has provided the Scheme Consideration which is due under this Scheme to Scheme Participants; and

(ii)	completing and signing on behalf of Scheme Participants any required form of transfer of Scheme Shares;

(b)

in the case of Scheme Shares registered in the issuer sponsored sub-register operated by Avita Australia or the Share Registry, completing and signing on behalf of Scheme Participants any required form of transfer;

(c)

in all cases, executing any document or doing any other act necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including executing a proper instrument of transfer of Scheme Shares for the purposes of section 1071B of the Corporations Act (which may be a master transfer); and

(d)	enforcing the Deed Poll against Avita US.

8.2.	Scheme Participant’s consent

Subject to the provision of the Scheme Consideration, each Scheme Participant:

(a)	agrees to the transfer of its Scheme Shares, together with all rights and entitlements attaching to them, to Avita US in accordance with the terms of this Scheme; and

(b)	the variation, cancellation or modification (if any) of the rights attached to its Avita Australia Shares constituted by or resulting from this Scheme.

8.3.	Warranty by Scheme Participants

Each Scheme Participant is deemed to have warranted to Avita Australia, and is deemed to have authorised Avita Australia to warrant to Avita US as agent and attorney for the Scheme Participant, that:

(a)

all of its Scheme Shares (including any rights and entitlements attaching to them) transferred to Avita US under this Scheme will, on the date of the transfer, be free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind;

(b)	all of its Scheme Shares will be fully paid on the date of transfer; and

(c)	it has full power and capacity to sell and transfer its Scheme Shares (including all rights and entitlements attaching to them) to Avita US.

8.4.	Rights in Avita Australia Shares

Shareholders will be entitled to any dividends and other distributions declared or paid on the Avita Australia Shares prior to the Implementation Date.

8.5.	Title to Scheme Shares

On and from the Implementation Date, subject to provision of the Scheme Consideration, Avita US will be beneficially entitled to all of the Scheme Shares pending registration by Avita Australia of Avita US in the Register as the holder of all of the Scheme Shares.

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8.6.	Appointment of Avita US as sole proxy

(a)

On and from the Implementation Date and subject to provision of the Scheme Consideration, until Avita Australia registers Avita US in the Register as the holder of all of the Scheme Shares, each Scheme Participant:

(i)

without the need for any further act irrevocably appoints Avita US as its agent and attorney (and irrevocably appoints Avita US as its agent and attorney to appoint any of the directors and officers of Avita US as its agent and attorney) to appoint any of the directors and officers of Avita US as its sole proxy and, where applicable, corporate representative, to attend shareholders’ meetings of Avita Australia, exercise the votes attached to the Scheme Shares registered in its name and sign any shareholders’ resolutions of Avita Australia, whether in person, by proxy or by corporate representative;

(ii)	must not attend or vote at any shareholders’ meetings of Avita Australia, or sign any resolutions, whether in person, by proxy or by corporate representative, other than under this clause 8.6(a); and

(iii)	must take all other actions in the capacity of the registered holder of Scheme Shares as Avita US directs.

8.7.	Scheme alterations and conditions

If the Court proposes to approve this Scheme subject to any alterations or conditions, Avita Australia may, by its counsel or solicitors, and with the consent of Avita US, consent to those alterations or conditions on behalf of all persons concerned, including, for the avoidance of doubt, all Scheme Participants.

8.8.	Acting in good faith

Neither Avita Australia nor Avita US, nor any of their respective officers or agents, will be liable to a Shareholder for anything done or omitted to be done in the performance of this Scheme in good faith.

8.9.	Effect of Scheme

This Scheme binds Avita Australia and all Scheme Participants (including those who do not attend the Scheme Meeting, do not vote at the Scheme Meeting or vote against this Scheme) and, to the extent of any inconsistency and to the extent permitted by law, overrides the constitution of Avita Australia.

8.10.	Notices

Where a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Avita Australia, it is deemed to have been received on the date (if any) on which it is actually received at Avita Australia’s registered office or at the place where the Register is kept and on no other date.

8.11.	Omission to give notice

The accidental omission to give notice of the Scheme Meeting or non-receipt of such notice by any Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or any proceedings of the Scheme Meeting.

8.12.	Further assurances

Each party must at its own expense, whenever requested by the other party, promptly do or, to the extent reasonably practicable, arrange for others to do everything, including executing all documents, reasonably necessary or desirable to give full effect to this Scheme and the transactions contemplated by it.

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8.13.	Costs and stamp duty

Subject to the terms of the Implementation Agreement, Avita Australia will pay the costs of this Scheme, except that Avita US will pay any stamp duty and any related fines or penalties payable on the transfer by Scheme Participants of the Scheme Shares to Avita US.

9.	GOVERNING LAW AND JURISDICTION

This Scheme is governed by the laws of New South Wales, Australia and the parties submit to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The parties will not object to the exercise of jurisdiction by those courts on any basis.

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SCHEDULE 3 - DEED POLL

Attached.

SCHEME DEED POLL

AVITA Therapeutics, Inc.

In favour of each Scheme Participant

KPMG Law

KPMG

International Towers Sydney 3

300 Barangaroo Avenue

Sydney NSW 2000

ABN 78 399 289 481 | DX1056 Sydney

Liability limited by a scheme approved under Professional Standards Legislation

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1

2.	CONDITIONS AND TERMINATION	2

3.	PROVISION OF SCHEME CONSIDERATION	2

4.	REPRESENTATIONS AND WARRANTIES	2

5.	CONTINUING OBLIGATIONS	3

6.	NOTICES	3

7.	GENERAL	4

8.	GOVERNING LAW AND JURISDICTION	5

PARTIES

AVITA Therapeutics, Inc., a company incorporated in the State of Delaware in the United States of America, with a principal business address of 28159 Avenue Stanford, Suite 220, Valencia, California 91355 (Avita US)

In favour of:

Each holder of issued fully paid ordinary shares in AVITA Medical Limited ACN 058 466 523 (Avita Australia) on issue as at the Record Date (Scheme Participants)

RECITALS

A.	On 20 April 2020, Avita US and Avita Australia entered into a scheme implementation agreement in connection with the Scheme (Implementation Agreement).

B.

Avita US is entering into this deed poll for the purpose of covenanting in favour of Scheme Participants to perform certain of its obligations under the Implementation Agreement and certain steps attributed to it under the Scheme, including ensuring that the Scheme Consideration is issued to Scheme Participants.

C.

The effect of the Scheme will be that the entire issued ordinary share capital of Avita Australia held by Scheme Participants as at the Record Date (Scheme Shares), together with all rights and entitlements attaching to the Scheme Shares, will be transferred to Avita US in consideration for the Scheme Consideration.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

In this deed poll the following terms have the following specific meanings:

Implementation Agreement has the meaning set out in Recital A.

Scheme means the scheme of arrangement between Avita Australia and the Scheme Participants under which all of the Scheme Shares will be transferred to Avita US under Part 5.1 of the Corporations Act as described in the Scheme, in consideration for the Scheme Consideration, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act to the extent they are approved in writing by Avita Australia and Avita US in accordance with the Scheme.

Scheme Shares has the meaning set out in Recital C.

1.2.	Interpretation

(a)

Terms that are defined in the Implementation Agreement have the same meaning in this deed poll, unless the context makes it clear that a definition is not intended to apply or the relevant term is otherwise defined in this deed poll.

(b)

Clauses 1.2 and 1.3 of the Implementation Agreement apply to the interpretation of this deed poll, except that references to ‘this agreement’ in those clauses are to be read as references to ‘this deed poll’.

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1.3.	Nature of this deed poll

Avita US acknowledges that:

(a)	this document is a deed poll and may be relied on and enforced by any Scheme Participant in accordance with its terms even though the Scheme Participants are not a party to it; and

(b)

under the Scheme, each Scheme Participant irrevocably appoints Avita Australia and each of its directors and officers, jointly and severally, as its agent and attorney to enforce this document against Avita US.

2.	CONDITIONS AND TERMINATION

2.1.	Conditions precedent

Avita US’s obligations under clause 3 in relation to the Scheme are subject to the Scheme becoming Effective.

2.2.	Termination

Avita US’s obligations under this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect if:

(a)	the Implementation Agreement is terminated in accordance with its terms prior to the Effective Date for the Scheme; or

(b)	the Scheme does not become Effective on or before the Sunset Date,

unless Avita US and Avita Australia otherwise agree.

2.3.	Consequences of termination

If this deed poll is terminated under clause 2.2, then, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	Avita US is released from having to further perform its obligations under this deed poll except those obligations which by their nature survive termination; and

(b)	each Scheme Participant retains the rights it has against Avita US in respect of any breach of this deed poll which occurred before it was terminated.

3.	PROVISION OF SCHEME CONSIDERATION

Subject to clause 2, Avita US undertakes to each Scheme Participant that:

(a)

in consideration of the transfer to Avita US of all of the Scheme Shares, it will issue to each Scheme Participant (or, in accordance with clause 5.6 of the Scheme, to the Sale Agent on behalf of the Scheme Participant where such Scheme Participant is a Selling Shareholder) the Scheme Consideration in accordance with clause 5.1 of the Scheme; and

(b)	it will undertake all other actions attributed to it under, and otherwise comply with all of its other obligations in, the Scheme as if it were a party to the Scheme,

subject to and in accordance with the terms of the Scheme.

4.	REPRESENTATIONS AND WARRANTIES

Avita US represents and warrants in favour of each Scheme Participant that:

(a)	it is a corporation validly existing under the laws of its place of registration;

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(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)

it has taken all necessary corporate action to authorise the entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll is valid and binding upon it and enforceable against it in accordance with its terms; and

(e)	each Avita US Share will, upon issue to a Scheme Participant in accordance with the Scheme:

(i)	be fully paid up;

(ii)	be free from any security interest (other than as provided for under the by-laws of Avita US and the laws governing Avita US); and

(iii)	rank equally in all respects with all other Avita US Shares on issue as at the Implementation Date.

5.	CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until the earlier of:

(a)	Avita US having fully performed its obligations under this deed poll; or

(b)	the termination of this deed poll under clause 2.2.

6.	NOTICES

6.1.	How to give notice

Any notice, demand, consent or other communication (a Notice) given to Avita US under or in connection with this deed poll:

(a)	must be in writing and signed by a person duly authorised by the sender; and

(b)	must be delivered to Avita US by prepaid post or by hand or by email to its relevant address.

6.2.	When notice is given

Any Notice given under or in connection with this deed poll will be taken to have been received by Avita US:

(a)	in the case of delivery by hand, when delivered at the address of Avita US;

(b)

in the case of delivery by post, three Business Days after the date of posting (if posted to an address in the same country) and seven Business Days after the date of posting (if posted to an address outside of the same country); and

(c)	in the case of email, when the sender receives a valid, digitally signed acknowledgement of receipt from the addressee,

but if a Notice is served by hand, or is received by email, on a day that is not a Business Day, or after 5.00pm (Avita US’s local time) on a Business Day, the Notice will be considered to have been received by Avita US at 9.00am (Avita US’s local time) on the next Business Day.

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6.3.	Address for notices

The address and email address of Avita US are those set out below (or as Avita US otherwise notifies):

Avita US

Address:	28159 Avenue Stanford, Suite 220, Valencia, California 91355

Email address:	dmcintyre@avitamedical.com

Attention:	David McIntyre

7.	GENERAL

7.1.	Stamp duty

Avita US will:

(a)	pay all stamp duty (including fines, penalties and interest) in respect of this deed poll, the performance of this deed poll and each transaction effected by or made under this deed poll; and

(b)	indemnify each Scheme Participant against any liability arising from a failure to comply with clause 7.1(a).

7.2.	Amendment

A provision of this deed poll may not be amended or varied unless:

(a)

before the Second Court Hearing Date, the amendment or variation is agreed in writing by Avita Australia (on behalf of each Scheme Participant, but without the need for Avita Australia to refer the amendment or variation to any Scheme Participant) and (if required) is approved by the Court; or

(b)

on or after the Second Court Hearing Date, the amendment or variation is agreed in writing by Avita Australia (on behalf of each Scheme Participant, but without the need for Avita Australia to refer the amendment or variation to any Scheme Participant) and is approved by the Court, and Avita US executes a further deed poll in favour of each Scheme Participant giving effect to that amendment or variation.

7.3.	Rights cumulative

The rights, powers and remedies of Avita US and of each Scheme Participant under this deed poll are in addition to, and do not exclude or limit, any right, power or remedy provided by law independently of this deed poll.

7.4.	Assignment

The rights and obligations of Avita US and of each Scheme Participant under this deed poll are personal and they cannot be assigned, encumbered or otherwise dealt with at law or in equity.

7.5.	Further assurances

Avita US will, at its own expense, whenever required by Avita Australia execute all deeds and other documents and do all acts and things as may be reasonably necessary to give full effect to this deed poll.

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7.6.	Waiver

In relation to this deed poll:

(a)

a failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed poll by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this deed poll;

(b)	no waiver of a breach of any term of this deed poll will operate as a waiver of another breach of that term or of a breach of any other term of this deed poll;

(c)	nothing in this deed poll obliges a party to exercise a right to waive any conditional term of this deed poll that may be in its power; and

(d)	a provision of or right under this deed poll may not be waived except in writing signed by the person granting the waiver.

8.	GOVERNING LAW AND JURISDICTION

This deed poll is governed by the laws of New South Wales, Australia and Avita US irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. Avita US will not object to the exercise of jurisdiction by those courts on any basis.

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EXECUTION

Executed as a deed poll

Executed by an authorised signatory of
AVITA Therapeutics, Inc.:

Signature of authorised person

Name of authorised person (print)

Title of authorised person (print)

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SCHEDULE 4 - DEED POLL (OPTIONS, RSUS AND WARRANTS)

Attached.

DEED POLL

OPTIONS, RSUS AND WARRANTS

AVITA Therapeutics, Inc.

In favour of each holder of Options, RSUs and Warrants

KPMG Law

KPMG

International Towers Sydney 3

300 Barangaroo Avenue

Sydney NSW 2000

ABN 78 399 289 481 | DX1056 Sydney

Liability limited by a scheme approved under Professional Standards Legislation

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3

2.	CONDITIONS AND TERMINATION	4

3.	COVENANT	4

4.	REPRESENTATIONS AND WARRANTIES	5

5.	CONTINUING OBLIGATIONS	5

6.	NOTICES	5

7.	GENERAL	6

8.	GOVERNING LAW AND JURISDICTION	7

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PARTIES

AVITA Therapeutics, Inc., a company incorporated in the State of Delaware in the United States of America, with a principal business address of 28159 Avenue Stanford, Suite 220, Valencia, California 91355 (Avita US)

In favour of:

Each holder of Options, RSUs and Warrants on issue as at the Implementation Date (Holders)

RECITALS

A.	Avita Australia is an Australian public company listed on the ASX (as its primary listing) and on NASDAQ (as its secondary listing).

B.	Avita Australia is the parent company of the Avita Group.

C.	Avita US is a company incorporated in Delaware in the United States.

D.

Avita Australia is proposing a scheme of arrangement between itself and its shareholders under Part 5.1 of the Corporations Act, pursuant to which Avita US will acquire the entire issued share capital of Avita Australia and consequently the Avita Group will redomicile from Australia to the United States.

E.	Upon Implementation:

(1)	Avita Australia will become a wholly-owned subsidiary of Avita US;

(2)	Avita Australia will cease to be listed on the ASX (as its primary listing) and on NASDAQ (as its secondary listing); and

(3)	the common stock of Avita US will be quoted on NASDAQ, with the CDIs of Avita US quoted on the ASX.

F.

Prior to proposing the scheme of arrangement referred to in Recital D, Avita Australia granted Options, RSUs and Warrants on contractual terms having the effect that if such a scheme of arrangement was to become effective, the entitlements of Holders to be issued Avita Australia Shares on the exercise or vesting of those securities would instead become entitlements to be issued Avita US Shares.

G.

Avita US is entering into this deed poll for the purpose of covenanting in favour of Holders to ensure that the entitlements of Holders under the Options, RSUs and Warrants that they hold are made available to Holders in accordance with the contractual terms pursuant to which the Options, RSUs and Warrants were granted.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

In this deed poll, the following terms have the following specific meanings:

Implementation Agreement means the Scheme Implementation Agreement entered into between Avita US and Avita Australia on 20 April 2020 in connection with the Scheme.

Option means an option to subscribe for a share in Avita Australia (other than a Warrant), and includes an option to subscribe for a share in Avita Australia granted under, and subject to the terms of, the Avita Australia 2016 Employee Incentive Option Plan.

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RSU means a restricted security unit of Avita Australia, being an unfunded and unsecured contractual entitlement to be issued or transferred a share in Avita Australia on a future date (after vesting of the entitlement).

Warrant means an option to subscribe for a share in Avita Australia at an exercise price of $0.126 and with an expiry date of 31 December 2020.

1.2.	Interpretation

(a)

Terms that are defined in the Implementation Agreement have the same meaning in this deed poll, unless the context makes it clear that a definition is not intended to apply or the relevant term is otherwise defined in this deed poll.

(b)

Clauses 1.2 and 1.3 of the Implementation Agreement apply to the interpretation of this deed poll, except that references to ‘this agreement’ in those clauses are to be read as references to ‘this deed poll’.

1.3.	Nature of this deed poll

Avita US acknowledges that this document is a deed poll and may be relied on and enforced by any Holder in accordance with its terms even though the Holders are not a party to it.

2.	CONDITIONS AND TERMINATION

2.1.	Conditions precedent

Avita US’s obligations under clause 3 are subject to the Scheme becoming Effective.

2.2.	Termination

Avita US’s obligations under this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect if:

(a)	the Implementation Agreement is terminated in accordance with its terms prior to the Effective Date for the Scheme; or

(b)	the Scheme does not become Effective on or before the Sunset Date,

unless Avita US and Avita Australia otherwise agree.

2.3.	Consequences of termination

If this deed poll is terminated under clause 2.2, then, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	Avita US is released from having to further perform its obligations under this deed poll except those obligations which by their nature survive termination; and

(b)	each Holder retains the rights it may have against Avita US in respect of any breach of this deed poll which occurred before it was terminated.

3.	COVENANT

Subject to clause 2, Avita US covenants in favour of each Holder that, with effect from the Implementation Date, it will:

(a)

ensure that, subject to clause 3(b), the entitlements of that Holder under those Options, RSUs and Warrants (as applicable) that it holds at the Implementation Date that have not otherwise lapsed, expired, vested or been exercised will continue to be made available to the Holder in accordance with and subject to the contractual terms pursuant to which the Options, RSUs and Warrants were granted to the Holder by Avita Australia; and

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(b)

in accordance with the contractual terms referred to in clause 3(a), upon the valid exercise or vesting of any of those Options, RSUs or Warrants (as applicable) on or after the Implementation Date, issue to that Holder one Avita US Share or procure the Authorised Nominee to issue to the Holder five Avita US CDIs for every 100 Avita Australia Shares to which the Holder would otherwise have been entitled to be issued pursuant to such exercised or vested Options, RSUs or Warrants (as applicable), subject to any adjustments to the terms of the Options, RSUs or Warrants that may be made from time to time pursuant to and in accordance with the contractual terms referred to in clause 3(a).

4.	REPRESENTATIONS AND WARRANTIES

Avita US represents and warrants in favour of each Holder that:

(a)	it is a corporation validly existing under the laws of its place of registration;

(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)

it has taken all necessary corporate action to authorise the entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll is valid and binding upon it and enforceable against it in accordance with its terms; and

(e)	each Avita US Share or Avita US CDI will, upon issue as a result of the valid exercise of an Option or a Warrant or vesting of an RSU (as applicable):

(i)	be fully paid up;

(ii)	be free from any security interest (other than as provided for under the by-laws of Avita US and the laws governing Avita US); and

(iii)	rank equally in all respects with all Avita US Shares or Avita US CDIs then on issue.

5.	CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	Avita US has fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.2.

6.	NOTICES

6.1.	How to give notice

Any notice, demand, consent or other communication (a Notice) given to Avita US under or in connection with this deed poll:

(a)	must be in writing and signed by a person duly authorised by the sender; and

(b)	must be delivered to Avita US by prepaid post or by hand or by email to its relevant address.

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6.2.	When notice is given

Any Notice given to Avita US under or in connection with this deed poll will be taken to have been received by Avita US:

(a)	in the case of delivery in person, when delivered at the address of Avita US;

(b)

in the case of delivery by post, three Business Days after the date of posting (if posted to an address in the same country) and seven Business Days after the date of posting (if posted to an address outside of the same country); and

(c)	in the case of email, when the sender receives a valid, digitally signed acknowledgement of receipt from the addressee,

but if a Notice is served by hand, or is received by email, on a day that is not a Business Day, or after 5.00pm (Avita US’s local time) on a Business Day, the Notice will be considered to have been received by Avita US at 9.00am (Avita US’s local time) on the next Business Day.

6.3.	Address for notices

The address and email address of Avita US are those set out below (or as Avita US otherwise notifies):

Avita US

Address:	28159 Avenue Stanford, Suite 220, Valencia, California 91355

Email address:	dmcintyre@avitamedical.com

Attention:	David McIntyre

7.	GENERAL

7.1.	Stamp duty

Avita US will:

(a)

pay all stamp duty (including fines, penalties and interest) payable on or in respect of this deed poll, the performance of this deed poll and any transaction effected or made under this deed poll; and

(b)	indemnify each Holder against any liability arising from a failure to comply with clause 7.1(a).

7.2.	Amendment

A provision of this deed poll may not be amended or varied unless the amendment or variation is agreed in writing by the Holders and Avita US executes a further deed poll in favour of each Holder giving effect to that amendment or variation.

7.3.	Rights cumulative

The rights, powers and remedies of Avita US and of each Holder under this deed poll are in addition to, and do not exclude or limit, any right, power or remedy provided by law independently of this deed poll.

7.4.	Assignment

The rights and obligations of Avita US and of each Holder under this deed poll are personal and they cannot be assigned, encumbered or otherwise dealt with at law or in equity.

7.5.	Waiver

(a)

Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed poll by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this deed poll.

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(b)	No waiver of a breach of any term of this deed poll will operate as a waiver of another breach of that term or of a breach of any other term of this deed poll.

(c)	Nothing in this deed poll obliges a party to exercise a right to waive any conditional term of this deed poll that may be in its power.

(d)	A provision of or right under this deed poll may not be waived except in writing signed by the person granting the waiver.

8.	GOVERNING LAW AND JURISDICTION

This deed poll is governed by the laws of New South Wales, Australia and Avita US irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. Avita US will not object to the exercise of jurisdiction by those courts on any basis.

7

EXECUTION

Executed as a deed poll

Executed by an authorised signatory of
AVITA Therapeutics, Inc.:

Signature of authorised person

Name of authorised person (print)

Title of authorised person (print)

8

EXECUTION

Executed	as an agreement

Executed by AVITA Medical Limited in

accordance with section 127 of the

Corporations Act 2001 (Cth):

/s/ Louis Panaccio Signature of director	/s/ Louis Drapeau Signature of director / company secretary

Louis Panaccio	Louis Drapeau
Name of director (print)	Name of director / company secretary (print)
Executed by an authorised signatory of AVITA Therapeutics, Inc.:
/s/ Michael Perry
Signature of authorised person

Michael Perry
Name of authorised person (print)

Chief Executive Officer and Executive Director
Title of authorised person (print)

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